SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

(Rule 13e-100)

TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

ASTA FUNDING, INC.

Name of Subject Company (Issuer)

Asta Funding, Inc.

Asta Finance Acquisition Inc.

Asta Finance Acquisition Sub Inc.

Gary M. Stern, Ricky Stern, Arthur Stern, Emily Stern,

GMS Family Investors LLC, Asta Group, Incorporated,

The Ricky Stern Family 2012 Trust, The Ricky Stern 2012 GST Trust,

The Emily Stern Family 2012 Trust, The Emily Stern 2012 GST Trust

 (Names of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

0462220109

(CUSIP Number of Class of Securities)

Seth Berman General Counsel Asta Funding, Inc. 210 Sylvan Avenue Englewood Cliffs, NJ 07632 (201) 567-5648	Gary M. Stern c/o Moomjian Waite & Coleman, LLP 350 Jericho Turnpike Jericho, NY 11753 (516) 937-5900

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

James Rieger, Esq. Ralph Siciliano, Esq. Tannenbaum Helpern Syracuse & Hirschtritt LLP 900 Third Avenue New York, NY 10022 Telephone: (212) 508-6700	Scott Jones, Esq. Troutman Pepper Hamilton Sanders LLP 400 Berwyn Park 899 Cassatt Road Berwyn, Pennsylvania 19312 Telephone: (610) 640-7800	Kevin Waite, Esq. Moomjian, Waite & Coleman, LLP 350 Jericho Turnpike Jericho, NY 11753 Telephone: (516) 937-5900

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$34,839,292.35	$4,522.14
*

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The transaction value is based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $13.10 for 2,508,854 shares of common stock issued and outstanding (excluding shares of company stock options) as of September 25, 2020 (consisting of 6,974,632 shares of common stock outstanding as of September 25, 2020 minus 4,058,911 shares held by the Stern Group (as defined below) (the “Rollover Shares”)) (the Rollover Shares that are not included in the foregoing calculation have been so excluded because they are being contributed to Parent (as defined below) immediately prior to the consummation of the merger), plus (b) the product of (i) 406,867 shares of common stock underlying outstanding employee stock options with an exercise price of $13.10 or less, multiplied by (ii) $4.85, representing the difference between the $13.10 per share merger consideration and the $8.25 weighted average exercise price of such options.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001298.
☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid: $4,522.14	Filing Party: Asta Funding, Inc.

Form or Registration No.: Schedule 14A – Amendment No. 3 to the Preliminary Proxy Statement	Date Filed: August 25, 2020

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE

Introduction

This Amendment No. 4 (the “Final Amendment”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Asta Funding, Inc., a Delaware corporation (the “Company”) and the issuer of the common stock, par value $0.01 per share (the “Common Stock”) that is subject to the Rule 13E-3 transaction, (ii) Asta Finance Acquisition Inc., a Delaware corporation (“Parent”), (iii) Asta Finance Acquisition Sub Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Parent Parties”), (iv) Mr. Gary M. Stern, an individual and Chairman and Chief Executive Officer of the Company, (v) Ricky Stern, an individual and Senior Vice President of the Company’s GAR subsidiary, (vi) Arthur Stern, an individual and the former Chairman Emeritus and former director of the Company, (vii) Emily Stern, an individual, (viii) GMS Family Investors LLC, a Delaware limited liability company (“GMS”), (ix) Asta Group, Incorporated, a Delaware corporation (“AGI”), (x) the Ricky Stern Family 2012 Trust (“RSFT”), (xi) the Ricky Stern 2012 GST Trust (the “RS GST Trust”), (xii) the Emily Stern Family 2012 Trust (“ESFT”) and (xiii) the Emily Stern 2012 GST Trust (the “ES GST Trust” and, together with Messrs. Gary M. Stern, Ricky Stern, Arthur Stern, Miss Emily Stern, GMS, AGI, RSFT, RS GST Trust and ESFT, the “Stern Group Investors” or the “Stern Group”).

This Final Amendment relates to the Agreement and Plan of Merger, dated as of April 8, 2020 and as amended June 25, 2020 (the “Merger Agreement”), by and among Company, Parent and Merger Sub. Pursuant to the Merger Agreement and the Merger Sub was merged with and into the Company with the Company being the surviving company in the merger (the “Merger”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

All information set forth in this Final Amendment should be read in conjunction with the information contained or incorporated by reference in the Transaction Statement, as amended to date.

Item 15. Additional Information

(c)	Other Material Information. The entirety of the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

On September 25, 2020, at a special general meeting of the stockholders, the Company’s stockholders voted to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger.

On September 29, 2020, the Company completed the previously announced Merger of Merger Sub with and into the Company, whereby the separate corporate existence of Merger Sub ceased and the Company became a wholly-owned subsidiary of Parent. The Merger became effective on September 29, 2020 (the “Effective Time”) pursuant to the Certificate of Merger that was filed with the Secretary of State of Delaware on such date. At the Effective Time, each issued and outstanding common share, par value $0.01 per share (the “Common Stock”), of the Company (other than shares (i) held in treasury by the Company or owned by any direct or indirect wholly-owned subsidiary of the Company, (ii) owned by Parent or Merger Sub or any direct or indirect wholly-owned subsidiary of Parent, including the Excluded Shares (as defined in the Merger Agreement), or (iii) held by stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who properly demanded in writing appraisal for such shares in accordance with Section 262 of the General Corporation Law of the State of Delaware) was converted into the right to receive $13.10 per common share in cash, without interest and less any required withholding taxes.

On September 29, 2020, in connection with the completion of the Merger, the Company notified the Nasdaq Stock Market (“Nasdaq”) of the completion of the Merger and requested that trading in the Common Stock be suspended prior to the opening of trading on September 29, 2020 and that the Common Stock be withdrawn from listing on Nasdaq. The Company also requested that Nasdaq file a notification of removal from listing on Form 25 with the SEC with respect to the Common Stock to report the delisting of the Common Stock from Nasdaq. The Company intends to file with the SEC a certification and notice of termination on Form 15 to terminate or suspend its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act with respect to the Common Stock as promptly as practicable.

Item 16. Exhibits

(a)(2)(i)

Definitive Proxy Statement of Asta Funding, Inc. (the “Proxy Statement”) (incorporated by reference to the Schedule 14A filed concurrently with this Transaction Statement with the Securities and Exchange Commission).

(a)(2)(ii)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).
(a)(2)(iii)	Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).
(a)(2)(iv)	Notice of Virtual Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).
(a)(2)(v)	Press Release issued by Asta Funding, Inc., dated April 8, 2020 (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on April 8, 2020, and incorporated herein by reference).
(a)(2)(vi)	Press Release issued by Asta Funding, Inc., dated June 25, 2020 (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on June 25, 2020, and incorporated herein by reference).
(a)(2)(vii)

Press Release issued by Asta Funding, Inc., dated September 25, 2020 (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on September 25, 2020, and incorporated herein by reference).

(a)(2)(viii)	Press Release issued by Asta Funding, Inc., dated September 29, 2020 (included as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on September 29, 2020, and incorporated herein by reference).
(b)(1)	Debt Commitment Letter, dated April 3, 2020, by and between Bank Leumi USA and Asta Finance Acquisition, Inc.*
(b)(2)

Amendment to the Debt Commitment Letter, dated June 25, 2020, by and between Bank Leumi USA and Asta Finance Acquisition, Inc. (included as Exhibit 99.2 to the Company's Schedule 13D/A filed on June 26, 2020, and incorporated herein by reference).

(b)(3)	Amendment to the Debt Commitment Letter, dated August 25, 2020, by and between Bank Leumi USA and Asta Finance Acquisition, Inc.*
(c)(1)	Opinion of Lincoln International LLC, dated June 19, 2020 (included as Annex C to the Proxy Statement, and incorporated herein by reference).
(c)(2)	Presentation Materials, dated December 30, 2019, of Lincoln International LLC to the Special Committee of the Board of Directors of the Company.*
(c)(3)	Presentation Materials, dated January 16, 2020, of Lincoln International LLC to the Special Committee of the Board of Directors of the Company.*
(c)(4)	Presentation Materials, dated March 13, 2020, of Lincoln International LLC to the Special Committee of the Board of Directors of the Company.*
(c)(5)	Presentation Materials, dated April 8, 2020, of Lincoln International LLC to the Special Committee of the Board of Directors of the Company.*
(c)(6)	Presentation Materials, dated June 19, 2020, of Lincoln International LLC to the Special Committee of the Board of Directors of the Company.*
(d)(1)

Agreement and Plan of Merger, dated as of April 8, 2020, by and among Asta Finance Acquisition, Inc., Asta Finance Acquisition Sub Inc. and Asta Funding, Inc. (included as Annex A to the Proxy Statement, and incorporated herein by reference).

(d)(2)

Amendment No.1 to the Agreement and Plan of Merger, dated as of June 25, 2020, by and among Asta Finance Acquisitions, Inc., Asta Finance Acquisition Sub Inc., and Asta Funding, Inc. (included as Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on June 25, 2020, and incorporated herein by reference).

(d)(3)

Voting Agreement between the Stern Group and Asta Funding, Inc. dated April 8, 2020 (included as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on April 8, 2020, and incorporated herein by reference).

(d)(4)

Settlement and Voting Agreement between RBF Capital, LLC and the Company, dated June 25, 2020 (included as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on June 25, 2020, and incorporated herein by reference).

(d)(5)

The Stern Group Commitment Letter, dated as of April 8, 2020, by and among the Stern Group Investors and Asta Finance Acquisition Inc. (included as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on April 8, 2020, and incorporated herein by reference).

(d)(6)	Limited Guarantee dated April 8, 2020 (included as Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on April 8, 2020, and incorporated herein by reference).
(f)	Section 262 of the Delaware General Corporation Law (included as Annex D to the Proxy Statement, and incorporated herein by reference).
(g)	None.

*          Previously filed.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 29, 2020

THE COMPANY

ASTA FUNDING, INC.

By: /s/ Steven Leidenfrost

Name: Steven Leidenfrost

Title: Chief Financial Officer

By:/s/ Seth Berman

Name: Seth Berman

Title: General Counsel and Secretary

PARENT PARTIES

ASTA FINANCE ACQUISITION INC.

By: /s/ Gary Stern

Name: Gary Stern

Title: CEO and President

ASTA FINANCE ACQUISITION SUB INC.

By: /s/ Gary Stern

Name: Gary Stern

Title: CEO and President

STERN GROUP INVESTORS:

/s/ Gary Stern

Gary Stern

/s/ Ricky Stern

Ricky Stern

/s/ Emily Stern

Emily Stern

/s/ Arthur Stern

Arthur Stern

GMS FAMILY INVESTORS LLC

By: /s/ Ricky Stern

Name: Ricky Stern

Title: Managing Member

RICKY STERN FAMILY 2012 TRUST

By: /s/ Ricky Stern

Name: Ricky Stern

Title: Trustee

RICKY STERN 2012 GST TRUST

By: /s/ Ricky Stern

Name: Gary Stern

Title: Trustee

EMILY STERN FAMILY 2012 TRUST

By: /s/ Ricky Stern

Name: Ricky Stern

Title: Trustee

EMILY STERN 2012 GST TRUST

By: /s/ Gary Stern

Name: Gary Stern

Title: Trustee

ASTA GROUP INCORPORATED

By: /s/ Gary Stern

Name: Gary Stern

Title: CEO and President